DELIMOBIL HOLDING S.A.

December 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delimobil Holding S.A.
Withdrawal of Registration Statement on Form F-1 (File No. 333-260138) and Form 8-A (File No. 001-40989)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Delimobil Holding S.A. (the “Company”) hereby respectfully requests that the Registration Statement on Form F-1 (File No. 333-260138), initially filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2021, and amended on October 13, October 25 and October 28 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its ADRs at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

In addition, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form 8-A12B (File No. 001-40989) initially filed with the Commission on October 29, 2021 and amended on November 2, 2021 (the “Form 8-A”), with such application to be approved effective concurrently with the withdrawal of the Registration Statement to which it relates.

We would appreciate if you would please provide our counsel David Gottlieb of Cleary Gottlieb Steen & Hamilton LLP with a copy of the order consenting to the withdrawal of the Registration Statement and the Form 8-A by email at dgottlieb@cgsh.com as soon as it is available.

Should you have any questions regarding these matters, please contact David Gottlieb at +44 20 7614 2230. Thank you for your assistance in this matter.

Very truly yours, Delimobil Holding S.A.
/s/ Elena Bekhtina
Elena Bekhtina
Chief Executive Officer